UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                      WILSHIRE REAL ESTATE INVESTMENT INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                    971892104
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                                 (CUSIP Number)

                               Clarence B. Coleman
                                 Joan F. Coleman
                               5530 Fernhoff Road
                                Oakland CA 94619
                                 (510) 357-0220
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                       (Name, Address and Telephone Number
          of Person Authorized to Receive Notices and Communications)
                                     8/26/99
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box []

Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                  SCHEDULE 13D
-------------------                                           ------------------
CUSIP No. 971892104                                           Page 2 of 7 Pages
-------------------                                           ------------------

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1   NAME OF REPORTING PERSONS                          Clarence B. Coleman

    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally omitted)

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) []
                                                                         (b) []

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3   SEC USE ONLY

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4   SOURCE OF FUNDS                                    N/A

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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(D) OR 2(E)                                                             []

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6   CITIZENSHIP OR PLACE OF ORGANIZATION               United States

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                   7   SOLE VOTING POWER               0

   NUMBER OF       -------------------------------------------------------------
    SHARES         8   SHARED VOTING POWER             637,189
 BENEFICIALLY
    OWNED BY       -------------------------------------------------------------
      EACH         9   SOLE DISPOSITIVE POWER          0
   REPORTING
  PERSON WITH      -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER       637,189

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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
                                                       637,189

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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                       [    ]

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%

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14  TYPE OF REPORTING PERSON                                       IN

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

                                  SCHEDULE 13D
-------------------                                           ------------------
CUSIP No. 971892104                                           Page 3 of 7 Pages
-------------------                                           ------------------

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1   NAME OF REPORTING PERSONS                          Joan F. Coleman

    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally omitted)

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) []
                                                                         (b) []

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS                                    N/A

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(D) OR 2(E)                                                             []

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION               United States

--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER               0

   NUMBER OF       -------------------------------------------------------------
    SHARES         8   SHARED VOTING POWER             637,189
 BENEFICIALLY
    OWNED BY       -------------------------------------------------------------
      EACH         9   SOLE DISPOSITIVE POWER          0
   REPORTING
  PERSON WITH      -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER       637,189

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
                                                       637,189

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                       [    ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON                                       IN

--------------------------------------------------------------------------------

Item 1.   Security and Issuer

Wilshire Real Estate Investment Inc.
Common Stock ($.0001 Par Value)

Wilshire Real Estate Investment Inc.
1310 SW 17th Street
Portland, OR  97201

Item 2.   Identity and Background

          This Statement is being filed by Clarence B. Coleman and Joan F. Coleman (the "Reporting Persons"). The Reporting Persons are husband and wife. The Reporting Persons are sophisticated investors. Mr. Coleman has more than 50 years of investing experience. Schedule A annexed hereto and incorporated by reference herein sets forth the addresses of the Reporting Person.

          Neither of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violations with respect to such laws.

          Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by the other Reporting Person.

          The filing of this Schedule 13D (including all amendments thereto) does not constitute an admission by any of the persons making this filing that such persons are a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act"). The Reporting Persons deny that they should be deemed to be such a "group".

Item 3.   Source and Amount of Funds or Other Consideration

          The source and amount of funds (including commissions) used by each of the Reporting Persons to acquire the shares of Common Stock reported in Item 5 below was as follows:

          Name                      Amount              Source of Funds
          Clarence B. Coleman and   $2,036,933.95       personal funds
          Joan F. Coleman

Item 4.   Purpose of Transaction

          Each of the Reporting Persons purchased the shares of Common Stock owned by such Reporting Person for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Company's business. Each of the Reporting Persons intends to review his or her respective investment in the Issuer and may, depending in part upon the Issuer's course of action, seek to increase, decrease or dispose of his or her investment in the Issuer.

          Other than as described above, neither of the Reporting Persons has any present plans or proposals which would relate to or would result in (a) the acquisition by any Reporting Person of additional securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer, (c) a sale or transfer of a material amount of the assets of the Issuer, (d) any change in the Issuer's present board of directors, (e) any material change in the Issuer's present capitalization or dividend policy, (f) any other material change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any action similar to any of those enumerated above.
Item 4 disclosure provisions regarding any plans or proposals to make any changes in a company's investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940 are inapplicable.

          Notwithstanding anything contained herein, each of the Reporting Persons reserves the right, depending on other relevant factors, to purchase additional shares of Common Stock or to dispose of all or a portion of his or her holdings of Common Stock or change his or her intention with respect to any and all of the matters referred to in this Item 4.


Item 5.   Interest in Securities of the Issuer

          Set forth below is certain information concerning all transactions in the Common Stock in which the Reporting Persons have engaged during the past 60 days. All of such transactions were effected on NASDAQ-AMEX.

Name                   Transaction      Number of Shares      Price Per Share
                       Date             Purchased
Clarence B. Coleman    8/26/99          210,000               2 5/16
 and Joan F. Coleman


          The ownership by the Reporting Persons of shares of Common Stock and the percentage of the outstanding shares of Common Stock represented thereby is as follows:

Name                            Number of Shares                      Percentage
Clarence B. Coleman(1)          637,189                               5.5%
Joan F. Coleman(2)              637,189                               5.5%

---------
(1) Clarence B. Coleman shares voting and dispositive power with respect to the shares of Common Stock with Joan F. Coleman.

(2) Joan F. Coleman shares voting and dispositive power with respect to the shares of Common Stock with Clarence B. Coleman.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Except as described herein, neither of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including, but not limited to any agreements concerning (i) transfer or voting of any securities of the Issuer,
(ii) finder's fees, (iii) joint ventures, (iv) loan or option arrangements, (v) puts or calls, (vi) guaranties or profits, (vii) division of profits or loss or
(viii) the giving or withholding of proxies.

Item 7.   Material to Be Filed as Exhibits

          Exhibit 1 - Joint Filing Statement.

                        Signatures and Power of Attorney

          Know all men by these presents, that Joan F. Coleman constitutes and appoints Clarence B. Coleman her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for her and in her name, place and stead, in any and all capacities, to sign any and all amendments to this Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

          After reasonable inquiry and to the best of knowledge and belief of each person set forth below, each such person certifies that the information set forth in this Statement is true, complete and correct.

October 15, 1999                                     /s/ Clarence B. Coleman
                                                     --------------------------
                                                     Clarence B. Coleman


October 15, 1999                                     /s/ Joan F. Coleman
                                                     --------------------------
                                                     Joan F. Coleman

                                   Schedule A

                         Addresses of Reporting Persons


Clarence B. Coleman
5530 Fernhoff Road
Oakland CA 94619

Joan F. Coleman
5530 Fernhoff Road
Oakland, CA 94519

                                    Exhibit 1
                             Joint Filing Statement


                  Each of the undersigned hereby agrees that the Schedule 13D, to which this Agreement is attached as Exhibit 1, and all amendments thereto may be filed on behalf of each such persons.


October 15, 1999                                     /s/ Clarence B. Coleman
                                                     --------------------------
                                                     Clarence B. Coleman


October 15, 1999                                     /s/ Joan F. Coleman
                                                     --------------------------
                                                     Joan F. Coleman